Exhibit 12.1

Group 1 Automotive, Inc.

Ratios of Earnings to Fixed Charges

(Dollars in thousands, unaudited)

	For the nine months ended September 30,	For the year ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings:
Pretax income	$165,720	$219,003	$227,371	$182,171	$164,400	$191,895
Add:
Fixed charges	111,442	138,199	127,014	108,106	105,739	97,233
Less:
Capitalized interest	(1,004)	(1,649)	(1,720)	(741)	(731)	(805)

Total Earnings	$276,158	$355,553	$352,665	$289,536	$269,408	$288,323
Fixed Charges:
Interest expense	$100,709	$122,869	$112,863	$96,167	$91,306	$80,639
Estimated interest within rent expense	9,729	13,681	12,431	11,198	13,702	15,789
Capitalized interest	1,004	1,649	1,720	741	731	805

Total Fixed Charges	$111,442	$138,199	$127,014	$108,106	$105,739	$97,233
Ratio of Earnings to Fixed Charges	2.5	2.6	2.8	2.7	2.5	3.0